Exhibit 99.3

RIDGETECH INC

CONTROL ID:
REQUEST ID:

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

for the Annual General Meeting of Shareholders

DATE:	Friday, December 12, 2025
TIME:	9:00 p.m. E.T.
LOCATION:	5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district Qiantang District, Hangzhou City, Zhejiang Province, P. R. China, 310008

HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE:	**FAX:**	**INTERNET:**	**EMAIL:**
Call toll free 1-866-752-8683	Send this card to 202-521-3464	**https://www.iproxydirect.com/RDGT** and follow the on-screen instructions.	proxy-ID@equiniti.com Include your Control ID in your email.

This communication represents a notice to access a more complete set of proxy materials available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement is available at: **https://www.iproxydirect.com/RDGT**

If you want to receive a paper copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request, as instructed above, before November 28, 2025.

you may enter your voting instructions at **https://www.iproxydirect.com/RDGT**
until 11:59 pm eastern time December 11, 2025.

The purposes of this meeting are as follows:

1. to approve by ordinary resolution the election of each of the following four directors to serve until the next annual meeting or until their successors are duly elected and qualified:

   Lingtao Kong

   Caroline Wang

   Jiangliang He

   Genghua Gu;

2. to ratify by ordinary resolution the appointment of YCM CPA, Inc. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2026;

3. to approve by ordinary resolution our Board of Directors (the "Board") to effect a consolidation (the "Consolidation of Ordinary Shares") of the Company's authorized and issued ordinary shares, at a ratio of up to one-for-two hundred (1:200) (the "Approved Consolidation Ratio"), on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of then authorized and issued ordinary shares of the Company is decreased by the Approved Consolidation Ratio, with the par value per ordinary share increased by the Approved Consolidation Ratio, and that the authorized share capital of the Company shall be altered from US$36,010,000 divided into (i) 36,000,000,000 ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) as low as 180,000,000 ordinary shares of a par value of up to US$0.20 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to be implemented only if deemed necessary by the Board in its sole discretion to comply with Nasdaq Listing Rules (the "Ordinary Share Consolidation Proposal");

4. to approve by special resolution, subject to the shareholder approval of the Ordinary Share Consolidation Proposal and the Board having effected the Consolidation of Ordinary Shares as authorized by the Ordinary Share Consolidation Proposal, that the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final Approved Consolidation Ratio, be adopted in substitution for, and to the exclusion of, the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company to reflect the Consolidation of Ordinary Shares;

5. to approve by ordinary resolution the Fourth Amended and Restated 2010 Equity Incentive Plan, as attached to the accompanying proxy statement as Annex B;

6. to transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

you are receiving this Notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions above to view the materials and vote or request printed copies.

The board of directors has fixed the close of business on October 29, 2025 as the record date for the determination of Shareholders entitled to receive notice of the Annual General Meeting and to vote the shares of our ordinary shares, par value $.001 per share, they held on that date at the meeting or any postponement or adjournment of the meeting.

The Board of Directors recommends that you vote 'for' all proposals above.

Please note - This is not a Proxy Card - you cannot vote by returning this card

RIDGETECH INC C/O ISSUER DIRECT COMPLIANCE 1110 CENTRE POINT CURVE STE 101 MENDOTA HEIGHTS MN 55120 TIME SENSITIVE SHAREHOLDER INFORMATION ENCLOSED IMPORTANT SHAREHOLDER INFORMATION YOUR VOTE IS IMPORTANT FIRST - CLASS MAIL US POSTAGE PAID DURHAM NC PERMIT # 302